Filed Pursuant to Rule 433

Registration No. 333-154824

November 24, 2009

$300,000,000

FMC Corporation

5.20% Notes due 2019

Pricing Term Sheet

Issuer:	FMC Corporation
Security:	5.20% Notes due 2019
Size:	$300,000,000
Maturity Date:	December 15, 2019
Coupon:	5.20%
Interest Payment Dates:	Each June 15 and December 15, commencing June 15, 2010
Price to Public:	99.665%
Benchmark Treasury:	UST 3.375% due 11/15/2019
Benchmark Treasury Yield:	3.343%
Spread to Benchmark Treasury:	+190 bps
Yield:	5.243%
Make-Whole Call:	T+30 bps
Expected Settlement Date:	November 30, 2009 (T+3)
CUSIP:	302491 AQ8
Ratings:	Baa1 (stable outlook) / BBB+ (stable outlook)
Joint Book-Running Managers:	Banc of America Securities LLC Citigroup Global Markets Inc.
Senior Co-Manager:	Wells Fargo Securities, LLC
Co-Managers:

BBVA Securities Inc.

BNY Mellon Capital Markets, LLC

Daiwa Securities America Inc.

DnB NOR Markets, Inc.

Fortis Securities LLC

HSBC Securities (USA) Inc.

Mitsubishi UFJ Securities (USA), Inc.

PNC Capital Markets LLC

RBS Securities Inc.

SG Americas Securities, LLC

U.S. Bancorp Investments, Inc.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling or e-mailing Banc of America Securities LLC at 1-800-294-1322 or dg.prospectus_distribution@bofasecurities.com, by calling Citigroup Global Markets Inc. toll free at 1-877-858-5407.